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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
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                                Amendment No. 1
                       LITCHFIELD FINANCIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         LIGHTHOUSE ACQUISITION CORP.
                         TEXTRON FINANCIAL CORPORATION
                                   (Bidders)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)
                                   _________
                                  536619 10 9
                    (CUSIP Numbers of Class of Securities)
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                          Elizabeth C. Perkins, Esq.
             Senior Vice President, General Counsel and Secretary
                         Textron Financial Corporation
                             40 Westminster Street
                             Providence, RI  02903
                          Telephone:  (401) 621-4244
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                   Copy to:
                             Mario A. Ponce, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 455-2000

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed on September 29, 1999 relating to the offer by Lighthouse Acquisition Corp., a Massachusetts corporation ("Purchaser") and a wholly owned subsidiary of Textron Financial Corporation, a Delaware corporation ("TFC"), to purchase for cash all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Litchfield Financial Corporation, a Massachusetts corporation (the "Company"), at a purchase price of $24.50 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 29, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").


Item 10.  Additional Information.

     Items 10(b), (c) and (d) of the Schedule 14D-1 are hereby amended and supplemented as follows. On October 8, 1999, TFC and Purchaser received notice of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for theconsummation of the Offer and the Merger. Purchaser expects to consummate the Offer, subject to the terms thereof, on the Expiration Date, which is currently 12:00 midnight, New York City time, on Wednesday, October 27, 1999, unless the Offer is extended.


























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                                   SIGNATURE


     After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.


                                              LIGHTHOUSE ACQUISTION CORP.



                                              By: /s/    ELIZABETH C. PERKINS
                                                  Name:  Elizabeth C. Perkins
                                                  Title: Secretary


                                              TEXTRON FINANCIAL CORPORATION



                                              By: /s/   ELIZABETH C. PERKINS
                                                 Name:  Elizabeth C. Perkins
                                                 Title: Secretary


Date: October 12, 1999






















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